Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Theravance Biopharma, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$95,000,000*	0.0000927	$8,806.50*
Fees Previously Paid	—		—
Total Transaction Valuation	$95,000,000
Total Fees Due for Filing			$8,806.50
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$8,806.50

*	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $95,000,000 of ordinary shares, par value $0.00001 per share, of Theravance Biopharma, Inc. at a purchase price of not less than $9.75 and not more than $10.50 per share in cash.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $92.70 for each $1,000,000 of the value of the transaction.